FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   April, 2003

Commission File Number 333-7182-01


                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Operational, economic and financial results for first three months in 2003.

                                          CEZ, a. s.

Konsolidovany vykaz zisku dle IFRS (v mil. Kc)
(Consolidated Income Statement in accordance with IFRS, in millions of Czech crowns)

--------------------------------------------------------------------------------------------------------
                                                          1997       1998        1999        2000
--------------------------------------------------------------------------------------------------------
Operating revenues                                         54,810      54,971      53,528     52,431
Sales of electricity                                       51,254      52,041      50,678     49,675
Heat sales and other revenues                               3,556       2,930       2,850      2,756

Operating expenses                                         40,766      42,295      43,487     39,803
Fuel                                                       13,314      13,316      12,957     12,800
Purchased power and related services                        7,601       7,430       7,808      5,436
Repairs and maintenance                                     4,048       4,266       4,217      3,316
Depreciation and amortization                               7,256       8,421       9,039      9,377
Salaries and wages                                          3,250       3,407       3,584      3,793
Materials and supplies                                      1,962       2,134       2,086      1,954
Other operating expenses/income, net                        3,335       3,321       3,796      3,127

Income before other expense/income and                     14,044      12,676      10,041     12,628
income taxes

Other expenses/income                                       4,412        -755       4,832      2,027
Interest income                                              -155        -108        -157       -188
Interest on debt, net of capitalized interest                 776         834         966      1,015
Interest on nuclear provisions                              1,150       1,195       1,230      1,265
Foreign exchange rate losses/gains, net                     2,182      -2,010       2,609        216
Other expenses/income, net                                    459         322         618         38
Income from associate                                        x           -988        -434       -319

Income before income taxes                                  9,632      13,431       5,209     10,601

Income taxes                                                4,179       3,460         919      3,364

Net income                                                  5,453       9,971       4,290      7,237
--------------------------------------------------------------------------------------------------------

                                              CEZ, a. s.

Konsolidovany vykaz zisku dle IFRS (v mil. Kc)
(Consolidated Income Statement in accordance with IFRS, in millions of Czech crowns)
                                               (cont'd)

--------------------------------------------------------------------------------------------------------
                                                          2001      1-3/2002      2002       1-3/2003
--------------------------------------------------------------------------------------------------------
Operating revenues                                          56,055      14,949      55,578       15,835
Sales of electricity                                        53,300      14,141      52,938       14,962
Heat sales and other revenues                                2,755         808       2,640          873

Operating expenses                                          41,377       9,659      44,324       11,191
Fuel                                                        13,220       3,123      12,894        3,811
Purchased power and related services                         6,389       2,168       7,328        1,790
Repairs and maintenance                                      3,476         381       3,847          415
Depreciation and amortization                                9,366       2,413      11,721        3,140
Salaries and wages                                           3,946         943       3,854          963
Materials and supplies                                       1,851         337       1,838          372
Other operating expenses/income, net                         3,129         294       2,842          700

Income before other expense/income and                      14,678       5,290      11,254        4,644
income taxes

Other expenses/income                                        1,386        -536        -542           96
Interest income                                               -177         -32        -149          -26
Interest on debt, net of capitalized interest                  796          97         582           84
Interest on nuclear provisions                               1,463         374       1,532          418
Foreign exchange rate losses/gains, net                     -2,110        -936      -3,340         -352
Other expenses/income, net                                   1,774         148       1,330          217
Income from associate                                         -360        -187        -497         -245

Income before income taxes                                  13,292       5,826      11,796        4,548

Income taxes                                                 4,169         652       3,375        1,211

Net income                                                   9,123       5,174       8,421        3,337
--------------------------------------------------------------------------------------------------------



April 25, 2003

                                   CEZ, a. s.

Note of April 4, 2003: The pending implementation of the new consolidation system also included a draft structure and contents of individual lines of financial statements in accordance with IFRS. Upon discussions with the auditor, certain changes were made in the structuring of statements as opposed to the previous practice. A new method was applied for the preparation of statements as of December 31, 2002. In order to be comparable, the same method was applied to the data for the preceding period contained in the above table (except for the Income Statement for 1994 and 1995). The adjustments had no influence on the amount of the gross and net profit. This involved, for instance
- transfer of the net book value of tangibles and intangibles from Other operating expenses/income (heading changed) to Depreciation and amortization
- transfer of road tax, real estate tax, remaining portion of other taxes and charges and contractual and other penalties, and penalties from Other expenses/income to Other operating expenses/income
- transfer of profit/loss from the sale of tangible and intangible fixed assets and inventories (541,542,641,642) and other operating and extraordinary revenues (644,646,648,688,697) from Heat sales and other revenues to Other operating expenses/income with the reverse wording
- transfer of profit/loss from financial investments (561,661) and revenues from financial investments (665) from Heat sales and other revenues to Other Expenses/income with the reverse wording

                                                CEZ, a. s.
                              Konsolidovany vykaz zisku dle IFRS (v mil. Kc) (Consolidated Income Statement in accordance with IFRS, in millions of
                                              Czech crowns)
                                                (cont'd)

---------------------------------------------------------------------------------------------------------------------
                                     Dec. 31,  Dec. 31,  Dec. 31,  Dec. 31,   Dec. 31,  Dec. 31,    March 31,
                                        97        98        99        00         01        02          03
---------------------------------------------------------------------------------------------------------------------

Assets                               183,055   196,205   211,489   222,260    229,027   231,465     233,119

Fixed assets                         171,035   187,718   199,056   211,681    217,391   216,112     213,523

Plant in service                     150,638   164,010   171,078   177,361    180,252   242,338     242,785
Less accumulated provision
 for depreciation                     60,819    68,574    76,330    84,408     92,614   103,355     106,273
                                   -------------------------------------------------------------------------
Net plant in service                  89,819    95,436    94,748    92,953     87,638   138,983     136,512
Nuclear fuel, at amortized cost        4,599     4,519     4,913     5,764      5,967     7,931       7,529
Construction work in progress         74,880    81,337    91,460   103,591    111,929    56,513      56,526
Investment in associate                x         4,607     5,024     5,225      5,518     5,880       6,126
Investments and other financial
 assets, net                           1,375     1,460     2,515     3,232      5,195     5,631       5,718
Intangible assets, net                   362       359       396       916      1,144     1,174       1,112

Current assets                        12,020     8,487    12,433    10,579     11,636    15,353      19,596

Cash and cash equivalents              4,097     1,007     4,357     2,922      2,280     4,225       8,348
Receivables, net                       3,565     3,241     3,536     4,029      3,933     4,117       4,354
Income tax receivable                    930       412       956         3                1,994       1,995
Materials and supplies, net            1,631     1,796     2,172     2,268      2,489     2,464       2,583
Fossil fuel stock                      1,227     1,284       797       712        657       618         606
Other current assets                     570       747       615       645      2,277     1,935       1,710

Shareholders' equity and
 liabilities                         183,055   196,205   211,489   222,260    229,027   231,465     233,119

Shareholders' equity                 107,930   117,915   122,205   129,442    136,726   143,675     147,016

Stated capital                        59,195    59,209    59,209    59,209     59,050    59,041      59,041
Retained earnings                     48,735    58,706    62,996    70,233     77,676    84,634      87,975

Long-term liabilities                 57,115    52,465    69,541    70,606     64,477    59,595      55,793

Long-term debt, net of current
 portion                              39,689    34,561    51,084    49,704     43,081    35,729      31,751
Accumulated provision for nuclear
 decommissioning and fuel storage     17,426    17,904    18,457    20,902     21,396    23,866      24,042

Deferred income taxes, net             3,129     5,501     6,265     8,057      9,870    12,541      12,938

Current liabilities                   14,881    20,324    13,478    14,155     17,954    15,654      17,372

Short-term loans                       3,204     2,704     2,804     1,104        514
Current portion of long-term debt      3,502    10,333     2,665     4,703      5,126     4,235       7,206
Trade and other payables               4,796     4,046     4,552     5,035      8,651     8,934       6,738
Income tax payable                                                     643        953       256         494
Accrued liabilities                    3,379     3,241     3,457     2,670      2,710     2,229       2,934
------------------------------------------------------------------------------------------------------------
A - P                                      0         0         0         0          0         0           0
April 25, 2003

                                   CEZ, a.s.

Note of April 4, 2003: According to the note attached to the Income Statement, the structure of the Balance Sheet was adjusted as of December 31, 2002 and for comparability in the preceeding periods (without affecting shareholders' equity and total assets/liabilities) as follows:

 - transfer of provision to tangible fixed assets from Plant in service to Accumulated provision for depreciation with the amount remaining unaffected Net plant in service

 - transfer of balances of bank accounts with limited availiability (from information beginning as of December 31, 2000) from Cash and cash equivalents to Investments and other financial assets (heading changed)

                                                       CEZ, a. s.

Consolidated Cash Flow Statement in accordance with IAS
(in millions of Czech crowns)

                                                                 1-12/1994   1-12/1995   1-12/1996    1-12/1997
                                                                -------------------------------------------------
Operating activities:
Net income                                                            9,527       9,305      10,839        5,453
Adjustments to reconcile net income to
net cash provided by operating activities:
 Depreciation and amortization                                        3,981       4,621       5,904        7,272
 Amortization of nuclear fuel                                         1,356       1,247       1,470        1,439
 Gain/Loss in fixed assets retirements                                  -35          49         158          -18
 Provision for nuclear decommissioning and fuel storage               1,223       1,889         578          762
 Provisions for doubtful accounts, environmental claims
 and other adjustments                                                  325          79        -238         -273
 Equity in earnings of affiliate, net of cash dividends                x          x            x            x
 Changes in assets and liabilities:
   Receivables                                                       -1,847         925      -2,678        2,261
   Materials and supplies                                               -76         -50         -91         -252
   Fossil fuel stocks                                                  -137         243         -84         -303
   Prepayments                                                         -332        -241        -468          740
   Accounts payable                                                   2,798        -450         547          501
   Accrued and deferred taxes                                           812       1,270       1,482        2,118
   Accrued liabilities                                                  566         591         832         -860
Net cash provided by (used in) operating activities                  18,161      19,478      18,251       18,840

Investing activities:
Additions to property, plant and equipment
and other non current assets                                        -24,301     -29,259     -26,615      -23,425
Proceeds from sales of fixed assets                                     149         154         409          232
Total cash used in investing activities                             -24,152     -29,105     -26,206      -23,193

Financing activities:
Proceeds from borrowings                                             21,861      27,729      35,718       19,730
Payments of borrowings                                              -16,744     -17,465     -27,972      -13,502
Total cash provided by (used in) financing activities                 5,117      10,264       7,746        6,228

Net increase / decrease in cash                                        -874         637        -209        1,875
Cash at beginning of period                                           2,668       1,794       2,431        2,222
Cash at end of period                                                 1,794       2,431       2,222        4,097
Check: l. 37 - 36 - 35 = 0 ?                                              0           0           0            0

Supplementary cash flow information
Cash paid for:
 Interest                                                             1,744       2,550       3,176        3,629
 Income taxes                                                         7,568       5,505       5,391        1,643
Interest received                                                      x           x             62          155
Dividends received                                                     x           x              5           19


                                                       CEZ, a. s.

Consolidated Cash Flow Statement in accordance with IFRS
(in millions of Czech crowns)

                                                                      1-12/1999   1-12/2000    1-12/2001   1-12/2002    1-3/2003
                                                                     -------------------------------------------------------------
Operating activities:
Income before income taxes                                                 5,209      10,601       13,292      11,796       4,548
Adjustments to reconcile income before income taxes to
net cash provided by operating activities:
 Depreciation and amortization and asset write-offs                        9,687       9,406        9,429      11,735       3,141
 Amortization of nuclear fuel                                              1,568       1,630        1,644       2,071         564
 Gain/Loss in fixed assets retirements                                        97          23           50        -363          -4
 Foreign exchange rate loss (gain)                                         2,609         216       -2,110      -3,340        -352
 Interest expense, interest income and dividends income, net                 827         785          555         356          58
 Provision for nuclear decommissioning and fuel storage                      452         398          387         641         156
 Provisions for doubtful accounts, environmental claims
 and other adjustments                                                       120          92          217         -53           1
 Income from associate                                                      -434        -319         -360        -497        -245

 Changes in assets and liabilities:                                          801        -461          913         107      -1,470
   Receivables                                                              -120        -520       -1,034        -211        -234
   Materials and supplies                                                   -476        -246           48          38        -119
   Fossil fuel stocks                                                        487          85           56          39          12
   Other current assets                                                      217         -70         -387         340         224
   Trade and other payables                                                  402         550        1,809         264      -2,196
   Accrued liabilities                                                       291        -260          421        -363         843

Cash generated from operations                                            20,936      22,371       24,017      22,453       6,397

 Income taxes paid                                                          -701          26       -1,820      -3,395        -577
 Interest paid, net of interest capitalized                               -1,025      -1,072         -744        -434        -171
 Interest received                                                           153         189          178         149          28
 Dividends received                                                          133         160          131         210

Net cash provided by operating activities                                 19,496      21,674       21,762      18,983       5,677

Investing activities:

Additions to property, plant and equipment
and other non-current assets                                             -22,726     -21,621      -15,318     -10,330        -829
Proceeds from sales of fixed assets                                          533         313          163       1,007          40
Change in decommissioning nad other restricted funds                                    -297         -788        -594         -50

Total cash used in investing activities                                  -22,193     -21,605      -15,943      -9,917        -839

Financing activities:

Proceeds from borrowings                                                  40,587      12,797        6,737       8,446
Payments of borrowings                                                   -34,280     -14,287      -11,776     -13,864        -731
Dividends paid                                                                                     -1,174      -1,480
Acquisition/sale of treasury shares                                                                  -159          -4           4

Total cash provided by (used in) financing activities                      6,307      -1,490       -6,372      -6,902        -727

Net effect of currency translation in cash                                  -260         -14          -89        -219          12

Net increase/decrease in cash and cash equivalents                         3,350      -1,435         -642       1,945       4,123
Cash and cash equivalents at beginning of period                           1,007       4,357        2,922       2,280       4,225
Cash and cash equivalents at end of period                                 4,357       2,922        2,280       4,225       8,348

Supplementary cash flow information
Total cash paid for interest                                               4,668       4,402        3,527       2,562         640


Note of April 4, 2003: In accordance with the described changes in the construction of lines of the Balance Sheet, the relevant lines of the Cash Flow have also been adjusted for 2002 and the specified previous periods.

                                                       CEZ, a. s.

Konsolidovany vykaz vlastniho kapitalu dle IFRS (v mil. Kc)
(Consolidated Statement of Shareholders' Equity in accordance with IFRS, in millions of Czech crowns)

for release as of December 31, 2000
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 1997                                             59,195           39,250           98,445
Impact of IAS 37 implementation                                                 9,485            9,485
December 31, 1997 restated                                    59,195           48,735          107,930
Additional paid-in capital - 1998                                 14                                14
Net Income - 1998                                                               9,971            9,971
December 31, 1998                                             59,209           58,706          117,915
Net Income - 1999                                                               4,290            4,290
December 31, 1999                                             59,209           62,996          122,205
Net Income - 2000                                                               7,237            7,237
December 31, 2000                                             59,209           70,233          129,442
-------------------------------------------------------------------------------------------------------
March 30, 2001

for release as of March 31, 2001
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 1999                                             59,209           62,996          122,205
Net Income for period 1-3/2000                                                  4,085            4,085
March 31, 2000                                                59,209           67,081          126,290
Net Income for period 4-12/2000                                                 3,152            3,152
December 31, 2000                                             59,209           70,233          129,442
Net Income for period 1-3/2001                                                  4,741            4,741
March 31, 2001                                                59,209           74,974          134,183
-------------------------------------------------------------------------------------------------------
April 25, 2001

for release as of June 30, 2001
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 1999                                             59,209           62,996          122,205
Net Income for period 1-6/2000                                                  5,001            5,001
June 30, 2000                                                 59,209           67,997          127,206
Net Income for period 7-12/2000                                                 2,236            2,236
December 31, 2000                                             59,209           70,233          129,442
Net Income for period 1-6/2001                                                  6,897            6,897
Dividends declared                                                             -1,184           -1,184
June 30, 2001                                                 59,209           75,946          135,155
-------------------------------------------------------------------------------------------------------

                                                       CEZ, a. s.

Konsolidovany vykaz vlastniho kapitalu dle IFRS (v mil. Kc)
(Consolidated Statement of Shareholders' Equity in accordance with IFRS, in millions of Czech crowns)


July 20, 2001

for release as of September 30, 2001
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 1999                                             59,209           62,996          122,205
Net Income for period 1-9/2000                                                  5,551            5,551
September 30, 2000                                            59,209           68,547          127,756
Net Income for period 10-12/2000                                                1,686            1,686
December 31, 2000                                             59,209           70,233          129,442
Net Income for period 1-9/2001                                                  8,939            8,939
Dividends declared                                                             -1,184           -1,184
September 30, 2001                                            59,209           77,988          137,197
-------------------------------------------------------------------------------------------------------
October 23, 2001

for release as of December 31, 2001
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 1998                                             59,209           58,706          117,915
Net Income - 1999                                                               4,290            4,290
December 31, 1999                                             59,209           62,996          122,205
Net Income - 2000                                                               7,237            7,237
December 31, 2000, as previously reported                     59,209           70,233          129,442
Effect of adopting IAS 39                                                        -496             -496
January 1, 2001, as restated                                  59,209           69,737          128,946
Net Income - 2001                                                               9,123            9,123
Acquisition of treasury shares                                  -159                              -159
Dividends declared                                                             -1,184           -1,184
December 31, 2001                                             59,050           77,676          136,726
-------------------------------------------------------------------------------------------------------
April 9, 2002

for release as of March 31, 2002
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 2000, as previously reported                     59,209           70,233          129,442
Net Income for period 1-3/2001                                                  4,741            4,741
March 31, 2001                                                59,209           74,974          134,183
Effect of adopting IAS 39                                                        -496             -496
Acquisition of treasury shares                                  -159                              -159
Dividends declared                                                             -1,184           -1,184
Net Income for period 4-12/2001                                                 4,382            4,382
December 31, 2001                                             59,050           77,676          136,726
Net Income for period 1-3/2002                                                  5,174            5,174
March 31, 2002                                                59,050           82,850          141,900
-------------------------------------------------------------------------------------------------------

April 24, 2002

                                                       CEZ, a. s.

Konsolidovany vykaz vlastniho kapitalu dle IFRS (v mil. Kc)
(Consolidated Statement of Shareholders' Equity in accordance with IFRS, in millions of Czech crowns)

for release as of June 31, 2002
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 2000, as previously reported                     59,209           70,233          129,442
Net Income for period 1-6/2001                                                  6,897            6,897
Dividends declared                                                             -1,184           -1,184
June 30, 2001                                                 59,209           75,946          135,155
Effect of adopting IAS 39                                                        -496             -496
Acquisition of treasury shares                                  -159                              -159
Net Income for period 7-12/2001                                                 2,226            2,226
December 31, 2001                                             59,050           77,676          136,726
Additional paid-in capital                                        12                                12
Net Income for period 1-6/2002                                                  6,712            6,712
Dividends declared                                                             -1,480           -1,480
June 30, 2002                                                 59,062           82,908          141,970
-------------------------------------------------------------------------------------------------------
July 23, 2002

for release as of September 30, 2002
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 2000, as previously reported                     59,209           70,233          129,442
Net Income for period 1-9/2001                                                  8,939            8,939
Dividends declared                                                             -1,184           -1,184
September 30, 2001                                            59,209           77,988          137,197
Effect of adopting IAS 39                                                        -496             -496
Acquisition of treasury shares                                  -159                              -159
Net Income for period 10-12/2001                                                  184              184
December 31, 2001                                             59,050           77,676          136,726
Additional paid-in capital                                        12                                12
Net Income for period 1-9/2002                                                  6,525            6,525
Dividends declared                                                             -1,480           -1,480
September 30, 2002                                            59,062           82,721          141,783
-------------------------------------------------------------------------------------------------------
October 23, 2002

for release as of December 31, 2002
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 1999                                             59,209           62,996          122,205
Net income - 2000                                                               7,237            7,237
December 31, 2000, as previously reported                     59,209           70,233          129,442
Effect of adopting IAS 39                                                        -496             -496
December 31, 2000, as restated                                59,209           69,737          128,946
Net Income - 2001                                                               9,123            9,123
Acquisition of treasury shares                                  -159                              -159
Dividends declared                                                             -1,184           -1,184
December 31, 2001                                             59,050           77,676          136,726
Additional paid-in capital                                        12                                12
Net Income - 2002                                                               8,421            8,421
Acquisition of treasury shares                                  -181                              -181
Sale of treasury shares                                          160               17              177
Dividends declared                                                             -1,480           -1,480
December 31, 2002                                             59,041           84,634          143,675
-------------------------------------------------------------------------------------------------------

                                                       CEZ, a. s.

Konsolidovany vykaz vlastniho kapitalu dle IFRS (v mil. Kc)
(Consolidated Statement of Shareholders' Equity in accordance with IFRS, in millions of Czech crowns)

April 4, 2003

for release as of March 31, 2003
-------------------------------------------------------------------------------------------------------
                                                            Stated          Retained          Total
                                                            Capital          Earnings          Equity
-------------------------------------------------------------------------------------------------------
December 31, 2001                                             59,050           77,676          136,726
Net Income for period 1-3/2002                                                  5,174            5,174
March 31, 2002                                                59,050           82,850          141,900
Additional paid-in capital                                        12                                12
Net Income for period 4-12/2002                                                 3,247            3,247
Acquisition of treasury shares                                  -181                              -181
Sale of treasury shares                                          160               17              177
Dividends declared                                                             -1,480           -1,480
December 31, 2002                                             59,041           84,634          143,675
Returned dividends on treasury shares                                               4                4
Net Income for period 1-3/2003                                                  3,337            3,337
March 31, 2003                                                59,041           87,975          147,016
-------------------------------------------------------------------------------------------------------

April 25, 2003

                                                      BALANCE SHEET

                                                      March 31, 2003

C E Z                                              (in thousands of CZK)

                                                                                                 CEZ, a. s.
                                                                                                 ----------------------------
                                                                                                 Duhova 2/1444
                                                                                                 ----------------------------
                                                                                                 Praha 4
                                                                                                 ----------------------------
                                                                                                 IC:  452 74 649
                                                                                                 ----------------------------

---------------------------------------------------------------------------------------------------------------------------------
  Ident.                A S S E T S                                               current year                       prior year
                                                                 ----------------------------------------------
                                                                    gross         adjustments          net              net
---------------------------------------------------------------------------------------------------------------------------------
                TOTAL ASSETS                                      293,686,336       94,705,368      198,980,968      198,874,194
---------------------------------------------------------------------------------------------------------------------------------
A.              Stock subscribtions receivable

B.              Fixed assets                                      261,089,778       93,987,015      167,102,763      169,714,320
---------------------------------------------------------------------------------------------------------------------------------
B.  I.          Intangible assets                                   2,182,078        1,223,370          958,708        1,018,929

B.  I.  1.      Expenses of foundation and organization

        2.      Research and development

        3.      Software                                            1,878,963        1,210,134          668,829          665,276

        4.      Patents, rights and royalties                          24,789           13,236           11,553            9,917

        5.      Goodwill

        6.      Other intangibles

        7.      Intangibles in progress                               278,126                           278,126          343,636

        8.      Advances for intangibles                                  200                               200              100
---------------------------------------------------------------------------------------------------------------------------------
B.  II.         Tangible assets                                   246,770,670       92,560,876      154,209,794      156,798,818

B.  II. 1.      Land                                                  707,676                           707,676          699,955

        2.      Buildings, halls and constructions                 63,008,207       25,459,105       37,549,102       37,752,458

        3.      Separate movable items and groups of
                movable items                                     138,516,099       67,101,771       71,414,328       73,388,194

        4.      Permanent growth

        5.      Livestock

        6.      Other tangible assets                                  13,944                            13,944           13,679

        7.      Tangibles in progress                              38,243,814                        38,243,814       38,344,336

        8.      Advances for tangibles                              6,280,930                         6,280,930        6,600,196

        9.      Adjustment to acquired property
---------------------------------------------------------------------------------------------------------------------------------
B. III.         Financial investment                               12,137,030          202,769       11,934,261       11,896,573

B. III. 1.      Majority shareholdings and participating
                interests (shareholdings > 50%)                     5,748,214                         5,748,214        5,709,769

        2.      Substantial shareholdings and participating
                interests (shareholdings of 20% - 50%)              4,386,664          189,869        4,196,795        4,196,795

        3.      Other securities and deposits                       1,693,844                         1,693,844        1,693,844

        4.      Intergroup loans

        5.      Other financial investments                           300,999           12,900          288,099          289,339

        6.      Financial investment in progress                        7,309                             7,309            6,826

        7.      Advances for financial investment
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
  Ident.        SHAREHOLDERS' EQUITY AND LIABILITIES                  current year    prior year
--------------------------------------------------------------------------------------------------

                TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES           198,980,968      198,874,194
--------------------------------------------------------------------------------------------------

A.              Shareholders' equity                                 130,382,553      128,194,872
--------------------------------------------------------------------------------------------------

A.  I.          Stated capital                                        59,040,794       59,040,794

A.  I.  1.      Stated capital                                        59,221,084       59,221,084

        2.      Own shares                                              -180,290         -180,290

        3.      Changes in stated capital
--------------------------------------------------------------------------------------------------
A.  II.         Capital funds                                            801,880          859,551

A.  II. 1.      Share premium

        2.      Other capital funds                                    1,659,499        1,659,500

        3.      Revaluation of assets and liabilities                   -857,619         -799,949

        4.      Revaluation from transformations
--------------------------------------------------------------------------------------------------
A. III.         Reserve funds and other funds from earnings            9,013,375        9,038,840

A. III. 1.      Legal reserve fund                                     8,872,094        8,872,094

        2.      Statutory and other funds                                141,281          166,746
--------------------------------------------------------------------------------------------------
A.  IV.         Retained earnings                                     59,259,889       52,542,282

A.  IV. 1.      Retained earnings of previous years                   59,259,889       52,542,282

        2.      Retained losses of previous years
--------------------------------------------------------------------------------------------------
A.   V.         Profit / loss of current accounting period             2,266,615        6,713,405
--------------------------------------------------------------------------------------------------
B.              Liabilities                                           67,635,418       69,873,654
--------------------------------------------------------------------------------------------------
B.  I.          Reserves                                              16,722,532       16,175,071

B.  I.  1.      Reserves in accordance with special laws               8,120,104        7,646,252

        2.      Reserves for pensions and similar liabilities

        3.      Reserve for income tax

        4.      Other reserves                                         8,602,428        8,528,819
--------------------------------------------------------------------------------------------------
B.  II.         Long-term liabilities                                 24,763,180       27,786,508

B.  II. 1.      Trade payables

        2.      Payables to subsidiaries                              11,607,426       11,685,098

        3.      Payables to associates

        4.      Payables to partners and associations

        5.      Long-term deposits received

        6.      Bonds payable                                          8,393,763       11,339,419

        7.      Long-term notes payable

        8.      Contingencies

        9.      Other payables

       10.      Deferred tax liabilities                               4,761,991        4,761,991
--------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
  Ident.                          L I A B I L I T I E S         current year            prior year

     a                                      b                         5                    6
---------------------------------------------------------------------------------------------------

B. III.         Short-term liabilities                             10,121,076            8,889,995

B. III. 1.      Trade payables                                      2,150,799            3,936,675

        2.      Payables to subsidiaries

        3.      Payables to associates

        4.      Payables to partners and associations                  25,205               10,255

        5.      Payables to employees                                 191,239              154,885

        6.      Social security payables                              122,481               98,612

        7.      Taxes payable and subsidies                           545,321              256,715

        8.      Short-term deposits received                          554,696              564,488

        9.      Bonds payable                                       3,000,000

       10.      Contingencies                                         250,487              331,831

       11.      Other payables                                      3,280,848            3,536,534
---------------------------------------------------------------------------------------------------
B.  IV.         Bank loans and short-term notes                    16,028,630           17,022,080

B.  IV. 1.      Long-term bank loans                               11,823,030           12,786,980

        2.      Short-term bank loans                               4,205,600            4,235,100

        3.      Short-term notes
---------------------------------------------------------------------------------------------------
 C.  I.         Temporary accounts of liabilities                     962,997              805,668

 C.  I. 1.      Accruals                                              789,824              802,536

        2.      Deferred income                                       173,173                3,132
---------------------------------------------------------------------------------------------------






Sent out   Signature of accounting   Person responsible   Person responsible for

on:        unit's statutory body:    for accounting:      financial statements:

                                     Ing. Petr Petioky    Ivan Viktora


                                                          tel.: 27113 2357

    CEZ, a. s.


                          B A L A N C E    S H E E T
                                modified version
                              as of March 31, 2003
                         (in thousands of Czech crowns)

================================================================================
    TEXT                                                Accounting period
                                                    current           prior
================================================================================

    Total assets                                   198,980,968      198,874,194

    Stock subscription receivables

    Fixed assets                                   167,102,763      169,714,320
    Intangible fixed assets                            958,708        1,018,929
    Tangible fixed assets                          154,209,794      156,798,818
    of which: tangible fixed assets in use         109,685,050      111,854,286
    Financial investment                            11,934,261       11,896,573

    Current assets                                  31,739,521       28,913,059
    Inventory                                       14,732,300       15,004,374
    Long-term receivables                            2,115,170        2,220,730
    Short-term receivables                           7,831,085        7,859,169
    Financial accounts                               7,060,966        3,828,786

    Temporary accounts of assets                       138,684          246,815

    Total liabilities                              198,980,968      198,874,194

    Shareholders' equity                           130,382,553      128,194,872
    Stated capital                                  59,040,794       59,040,794
    of which: registered capital in the
      Commercial Register                           59,221,084       59,221,084
    Capital funds                                      801,880          859,551
    Funds from earnings                              9,013,375        9,038,840
    Retained earnings                               59,259,889       52,542,282
    Profit (loss) of current accounting period       2,266,615        6,713,405

    Liabilities                                     67,635,418       69,873,654
    Reserves                                        16,722,532       16,175,071
    Long-term liabilities                           24,763,180       27,786,508
    Short-term liabilities                          10,121,076        8,889,995
    Bank loans and short-term notes                 16,028,630       17,022,080
    of which: long-term bank loans                  11,823,030       12,786,980

    Temporary accounts of liabilities                  962,997          805,668
================================================================================

                                           PROFIT AND LOSS STATEMENT

                                                March 31, 2003

CEZ                                          (in thousands of CZK)

                                                                                          CEZ, a. s.
                                                                                          ------------------------
                                                                                          Duhova 2/1444
                                                                                          ------------------------
                                                                                          Praha 4
                                                                                          ------------------------
                                                                                          Ident. No.: 452 74 649
                                                                                          ------------------------

------------------------------------------------------------------------------------------------------------------
   Ident.                           TEXT                                  current period        prior year period

------------------------------------------------------------------------------------------------------------------
I.                    Revenues from goods sold                                                              2,300
------------------------------------------------------------------------------------------------------------------
     A.               Costs of goods sold                                                                   1,785
------------------------------------------------------------------------------------------------------------------
   +                  Sales margin                                                                            515
------------------------------------------------------------------------------------------------------------------
II.                   Production                                              13,895,618               13,403,472

II.      1.           Revenues from finished products and services            13,812,594               13,292,897

         2.           Changes in inventory of own production                         364                      332

         3.           Capitalization (of own work)                                82,660                  110,243
------------------------------------------------------------------------------------------------------------------
     B.               Consumption from production                              6,152,933                5,899,713

     B.  1.           Consumption of material and energy                       5,181,100                4,974,992

         2.           Services                                                   971,833                  924,721
------------------------------------------------------------------------------------------------------------------
   +                  Value added                                              7,742,685                7,504,274
------------------------------------------------------------------------------------------------------------------
     C.               Personnel expenses                                         899,617                  884,739

     C.  1.           Wages and salaries                                         620,322                  616,563

         2.           Bonuses to board members                                     2,507                    3,800

         3.           Social insurance                                           222,726                  220,017

         4.           Other social expenses                                       54,062                   44,359
------------------------------------------------------------------------------------------------------------------
     D.               Taxes and fees                                             351,737                  342,621
------------------------------------------------------------------------------------------------------------------
     E.               Amortization of intangibles and
                      depreciation of tangibles                                2,723,745                2,074,239
------------------------------------------------------------------------------------------------------------------
III.                  Revenues from intangibles, tangibles
                      and material sold                                           48,395                   44,333

III.     1.           Revenues from intangibles and tangibles sold                40,124                   35,634

         2.           Revenues from material sold                                  8,271                    8,699
------------------------------------------------------------------------------------------------------------------
     F.               Net book value of  intangibles, tangibles
                      and material sold                                           39,040                   25,541

     F.  1.           Net book value of  intangibles and tangibles sold           36,029                   19,734

         2.           Book value of material sold                                  3,011                    5,807
------------------------------------------------------------------------------------------------------------------
     G.               Changes in operational reserves and adjustments            542,470                  682,067
------------------------------------------------------------------------------------------------------------------
IV.                   Other operational revenues                                  10,087                  332,813
------------------------------------------------------------------------------------------------------------------
     H.               Other operational expenses                                 173,409                   88,969
------------------------------------------------------------------------------------------------------------------
V.                    Transfer of operational revenues
------------------------------------------------------------------------------------------------------------------
     I.               Transfer of operational expenses
------------------------------------------------------------------------------------------------------------------
   *                  Net operating results                                    3,071,149                3,783,244
------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
   Ident.                         Text                            current
                                                                year period       prior year period
---------------------------------------------------------------------------------------------------
VI.            Revenues from sale of securities and deposits                               540,562
---------------------------------------------------------------------------------------------------
     J.        Sold securities and deposits                                                155,359
---------------------------------------------------------------------------------------------------
VII.           Revenues from financial investments

VII.     1.    Revenues from subsidiaries and associates

         2.    Revenues from other securities and deposits

         3.    Revenues from other financial investments
---------------------------------------------------------------------------------------------------
VIII.          Revenues from short-term financial assets
---------------------------------------------------------------------------------------------------
     K.        Costs of financial assets
---------------------------------------------------------------------------------------------------
IX.            Revenues from revaluation of securities
               and derivatives
---------------------------------------------------------------------------------------------------
     L.        Costs of revaluation of securities
               and derivatives
---------------------------------------------------------------------------------------------------
     M.        Changes in financial reserves and adjustments                            -1,160,152
---------------------------------------------------------------------------------------------------
X.             Interest revenues                                   65,191                   74,575
---------------------------------------------------------------------------------------------------
     N.        Interest expenses                                  544,561                  609,622
---------------------------------------------------------------------------------------------------
XI.            Other financial revenues                           446,600                3,116,294
---------------------------------------------------------------------------------------------------
     O.        Other financial expenses                           258,921                2,435,339
---------------------------------------------------------------------------------------------------
XII.           Transfer of financial revenues
---------------------------------------------------------------------------------------------------
     P.        Transfer of financial expenses
---------------------------------------------------------------------------------------------------
   *           Net results from financial activities             -291,691                1,691,263
---------------------------------------------------------------------------------------------------
     Q.        Income taxes on normal activity                    512,837                  391,320

     Q.  1.     - Due                                             512,837                  391,320

         2.     - Deferred
---------------------------------------------------------------------------------------------------
  **           Net results after taxes from normal activity     2,266,621                5,083,187
---------------------------------------------------------------------------------------------------
XIII.          Extraordinary revenues                                                          657
---------------------------------------------------------------------------------------------------
     R.        Extraordinary expenses                                   6                  -24,379
---------------------------------------------------------------------------------------------------
     S.        Income tax on extraordinary activity

     S.  1.     - Due

         2.     - Deferred
---------------------------------------------------------------------------------------------------
   *           Net results from extraordinary activity                 -6                   25,036
---------------------------------------------------------------------------------------------------

  ***          Net profit (loss) for the accounting period      2,266,615                5,108,223
---------------------------------------------------------------------------------------------------

               Profit (loss) before income taxes                2,779,452                5,499,543
---------------------------------------------------------------------------------------------------





Sent out      Signature of accounting    Person responsible   Person responsible

on:           unit's statutory body:     for accounting:      for financial

                                         Ing. Petr Petioky    statements:

                                                              Ivan Viktora

                                                              tel.: 27113 2357

    CEZ, a. s.



                            PROFIT AND LOSS STATEMENT
                                modified version
                              as of March 31, 2003
                         (in thousands of Czech crowns)

==============================================================================================
    TEXT

                                                              current year        prior year
==============================================================================================
    Production and revenues from goods sold                    13,895,618          13,405,772
    Consumption from production and costs
       of goods sold                                            6,152,933           5,901,498
    of which: consumption of material and energy                5,181,100           4,974,992
            services                                              971,833             924,721
    Value added                                                 7,742,685           7,504,274
    Personnel costs                                               899,617             884,739
    Taxes and fees                                                351,737             342,621
    Amortization of intangibles and depreciation
       of tangibles                                             2,723,745           2,074,239
    Revenues from intangibles, tangibles
       and material sold                                           48,395              44,333
    Net book value of intangibles, tangibles
       and material sold                                           39,040              25,541
    Changes in operational reserves and adjustments               542,470             682,067
    Other operational revenues                                     10,087             332,813
    Other operational costs                                       173,409              88,969
    Net operating results                                       3,071,149           3,783,244
    Financial revenues                                            511,791           3,731,431
    of which: interest revenues                                    65,191              74,575
            exchange rate earnings                                351,222           3,017,852
    Financial expenses                                            803,482           2,040,168
    of which: interest expenses                                   544,561             609,622
            exchange rate loss                                                      2,275,604
    Net results from investments activities                      -291,691           1,691,263
    Income tax on normal activities                               512,837             391,320
    Net results from normal activities                          2,266,621           5,083,187
    Extraordinary revenues                                                                657
    Extraordinary expenses                                              6             -24,379
    Income tax on extraordinary activities
    Net results of extraordinary activities                            -6              25,036
    Profit (loss)  before tax                                   2,779,452           5,499,543
    Net profit (loss) for the accounting period                 2,266,615           5,108,223
==============================================================================================


                                    Cash flow statement
                       for three-months period ended March 31, 2003
                                   (in thousands of CZK)

------------------------------------------------------------------------------------------------
P.          Cash and cash equivalents at beginning of period                        3,828,786
------------------------------------------------------------------------------------------------

            Operating activities

Z.          Pre-tax profit from normal activity                                     2,779,458
A.1.        Adjustments by non-cash transactions                                    4,019,833
A.1.1.      Depreciation, amortization and writing-off                              2,725,094
A.1.1.1.    Depreciation and amortization of fixed assets                           2,724,618
A.1.1.2.    Receivables writing-off                                                       476
A.1.2.      Change in adjustments, reserves and accruals                              819,463
A.1.2.1.    Change in adjustments                                                      -4,991
A.1.2.2.    Change in reserves                                                        547,461
A.1.2.3.    Change in accruals                                                        276,993
A.1.3.      Gain/Loss on fixed assets retirements and own shares                       -4,094
A.1.4.      Interest expenses and revenues                                            479,370
A.1.4.1     Interest expenses                                                         544,561
A.1.4.2.    Interest revenues                                                         -65,191
A.1.5.      Other non-cash transactions

A.*         Net cash provided by operating activities before taxes,
            changes in working capital and extraordinary items                      6,799,291

A.2.        Change in working capital                                                -792,514
A.2.1.      Change in receivables from operational activities                        -187,093
A.2.2.      Change in short-term payables from operational activities                -877,495
A.2.3.      Change in inventory                                                       272,074

A.**        Net cash provided by operating activities before taxes
            and extraordinary items                                                 6,006,777

A.3.        Interest paid, excl. capitalized interest                                -639,666
A.4.        Interest received                                                          67,000
A.5.        Income taxes paid                                                        -514,116
A.6.        Revenues and expenses related to extraordinary items                           -6

A.***       Net cash provided by operating activities                               4,919,989

            Investing activities

B.1.        Fixed assets acquisition                                                 -642,596
B.1.1.      Additions to tangible fixed assets                                        -84,989
B.1.2.      Additions to intangible fixed assets                                      -23,093
B.1.3.      Change in financial investment                                            -37,102
B.1.4.      Change in payables from investing activity                               -497,412
B.2.        Proceeds from sales of fixed assets                                        32,223
B.2.1.      Proceeds from sales of tangible fixed assets                               40,123
B.2.2.      Proceeds from sales of intangible fixed assets
B.2.3.      Proceeds from sales of financial investment
B.2.4.      Change in receivables from sales of fixed assets                           -7,900

B.***       Total cash used in investing activities                                  -610,373

            Financing activities

C.1.        Change in long-term liabilities and short-term loans                   -1,071,122
C.1.1.      Change in long-term bank loans                                           -963,950
C.1.2.      Change in short-term bank loans and notes                                 -29,500
C.1.3.      Change in long-term bonds payable
C.1.4.      Change in other long-term liabilities                                     -77,672
C.2.        Impact of changes in equity by cash                                        -6,314
C.2.1.      Monetary donations and subsidies to equity
C.2.2.      Direct payments debited to funds                                          -25,466
C.2.3.      Paid-out dividends and profit shares                                       19,152

C.2.4.      Purchase/sale of treasury shares

C.***       Net cash from financing activities                                     -1,077,436

F.          Net increase/decrease in cash                                           3,232,180

R.          Cash and cash equivalents at end of period                              7,060,966


                                                Kontrola: R. - P. - F. = 0

                                                  CASH FLOW
                                            Additional Information
                             as af March 31, 2003 (in thousands of Czech crowns)

-------------------------------------------------------------------------------------------------------------
                                                               Jan. 1, 03  March 31, 03  Status change 1-3/03
-------------------------------------------------------------------------------------------------------------
Accrual of       interest on cost              acct. 383         -801,677     -789,824              -11,853


                                               acct. 389         -149,072      -11,476             -137,596
                                               -------------------------------------------------------------
                                               Total             -950,749     -801,300             -149,449
                 -------------------------------------------------------------------------------------------
                  interest on revenues         acct. 385              320            0                  320
                                               -------------------------------------------------------------
                                               acct. 388            1,834          345                1,489
                                               -------------------------------------------------------------
                                               Total                2,154          345                1,809
-------------------------------------------------------------------------------------------------------------
Long-term receivables due to acquisition
of fixed assets                                acct. 479                0            0                    0
-------------------------------------------------------------------------------------------------------------
Receivables from the sale of fixed             from receivables'
assets                                         accts.               9,323       17,223               -7,900
-------------------------------------------------------------------------------------------------------------

Ing. Cabicarova / April 16, 2003

                               Cash flow 1-3/2003
                             Auxiliary Computation


A.1.2.3. - Change in accrual accounts

Change according to the Balance Sheet
     (I..RA D. and RP C.)                                       265,460
Correction:
Change in accrual of interest                                   -11,533

------------------------------------------------------------------------
Total correction                                                -11,533

Cashflow computation (Balance sheet minus correction)           276,993
                                                            ===========


A.2.1. - Change in receivables from operational activities

Change according to the Balance Sheet
     (I.RA C.II. and C.III.)                                    133,644
Correction:
Change in accrual of interest                                     1,489
Change due to receivables' write-off (acct.546)                     476   !
Change in income tax (I. RA C.III.6.)                            -1,279   !
Change in provisions for receivables (acct. 391)                 -1,670   !
Change in acct. 37340                                           329,621   !
Change in receivables from the sale of fixed assets              -7,900

---------------------------------------------------------------------------
Total correction                                                320,737

Cashflow computation (Balance sheet minus correction)          -187,093
                                                            ===========


A.2.2. - Change in short-term receivables from operational activities

Change according to the Balance Sheet (I.RP B.III.)           1,231,081        Acct.     KZ        PS      Difference
Correction:                                                                   32120    366,176    837,823   -471,647
Change in accrual of interest                                  -137,596       32121     54,998     80,763    -25,765
Change in 321-2X                                               -497,412       Total    421,174    918,586   -497,412
Change in income tax (I. RP B.III.7.)                                 0   !
Change in acct. 37330                                          -271,366   !
Call option from the 5th issue                                3,000,000
Undistributed (returned) dividends                               14,950   !
Undistributed profit shares                                           0   !
-----------------------------------------------------------------------
Total correction                                              2,108,576

Cashflow correction  (Balance sheet mininus correction)        -877,495
                                                            ===========


A.3. - Interest paid

KZ 562 (-)                                                     -544,561
Correction:
Change in accrual of interest on cost (fig.)                    149,449
Interest on the 6th issue                                       -54,344   !
---------------------------------------------------------------------------
Total correction                                                 95,105

Cashflow computation  (acct. 562 minus correction)             -639,666
                                                             ===========


A.4. - Interest received

KZ 662 (+)                                                       65,191
Correction:
Change in accrual of interest on earnings (fig.)                 -1,809

Cashflow computation (acct. 662 minus correction)                67,000
                                                             ===========


C.1.4. - Change in other long-term liabilities

Change according to the Balance sheet
     (I. RP B.II. without B.II.6.and                            -77,672
Correction:
Change in investment supplies from acct. 479                          0

Cashflow computation (Balance sheet minus correction            -77,672
                                                             ===========


Correction of A.6. - Revenues and expenses related to extraordinary items

KZ 58210 (+)                                                          0   !
KZ 58220 (+)                                                          0   !
from KZ 58880, 58890 (probably +)                                     0   !

Total correction                                                      0
                                                            ===========
Ing. Cabicarova / April 16, 2003

Payables and Receivables as of March 31, 2003
--------------------------------------------------------------------------------
                                                                        tis. Kc
--------------------------------------------------------------------------------
              Long-term liabilities                                  24,763,180
              of which: not immediately due                          24,763,180
                    past due                                                  0
              Short-term liabilities                                 10,121,076
              of which: trade payables                                2,150,799
                    of which: not immediately due                     2,150,799
                          past due                                            0
                          incl.: within 30 days                               0
                                     30 - 90 days                             0
                                     90 - 365 days                            0
                                          365 and more days                   0
              Long-term receivables                                   2,115,170
              of which: not immediately due                           2,115,170
                    past due                                                  0
              Short-term receivables                                  8,549,175
              of which: trade receivables                             4,151,499
                    of which: not immediately due                     3,169,390
                          past due                                      982,109
                          incl.: within 30 days from becoming due        41,856
                                     30 - 90  days -"-                  136,218
                                     90 - 365 days -"-                  170,040
                                          365 and more days -"-         633,995

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a. s.

                                             ------------------------
                                                   (Registrant)
Date: April 30, 2003

                                          By:------------------------

                                                Libuse Latalova
                                         Head of Finance Administration